SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 68)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                    Venable, Baetjer, Howard & Civilleti, LLP
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                                 March 22, 2000
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 20 Pages)

CUSIP No.  669 752107                                         Page 2 of 20 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                        (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
                                                                            [ ]
6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.       Sole Voting Power
SHARES                                       0 shares
BENEFICIALLY

OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING

PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 20 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                        (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                            [ ]
6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY

OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING

PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 20 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                        (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                            [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY

OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING

PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 5 of 20 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         NNI Acquisition Corporation

2.       Check the appropriate box if a member of a group
                                                                        (a) [X]
                                                                        (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e)
                                                                            [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      14,430,427 shares
BENEFICIALLY

OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING

PERSON WITH                         9.      Sole Dispositive Power
                                            14,430,427 shares

                                   10.      Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                            [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3

14.      Type of Reporting Person

         CO

         This Amendment No. 68 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by (i) Concept Communications, Inc., a Delaware corporation ("Concept"), (ii) Crown Communications Corporation, a Delaware corporation ("Communications"), (iii) Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), and (iv) NNI Acquisition Corporation, a Delaware corporation ("NAC"), relating to the Common Stock, par value Four Cents ($.04) per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended and supplemented by adding the following thereto:

                  On May 15, 2000, Communications and Atlantic Video entered into Allonge No. 3 to Promissory Note (the "May 2000 Allonge") amending the promissory note dated as of July 21, 1993, in the original principal amount of $15,000,000.00, made by Communications payable to Atlantic Video (as modified as of December 30, 1993 and January 15, 1998) to further increase the principal amount of such promissory note to $126,000,000 and to make it payable upon demand by Atlantic Video.

                  The foregoing description of the May 2000 Allonge is qualified in its entirety by the text of the May 2000 Allonge which is attached hereto as
Exhibit 68.1 and is incorporated herein by reference.

                  On May  16,  2000,  Communications  loaned  $1,250,000  to the
Issuer  (as  further   discussed  in  Item  4  below)  from  funds  obtained  by
Communications from Atlantic Video.

                  The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

                  On March 22, 2000, Communications delivered to Grant Thornton LLC a letter (the "Communications March 2000 Thornton Letter") representing Communications' ability and intention to provide financial support to the Issuer throughout the remainder of 2000. Pursuant to the Communications March 2000 Thornton Letter, Communications' continued willingness to provide such financial support is conditioned, among other things, upon the advance approval by the Issuer's Executive Committee of any original and acquired programming expenses and by Communications of any changes in the Issuer's current programming expenditures. Communications' financial commitment to the Issuer for 2000 will not exceed $15,000,000, to be provided to the Issuer on as-needed basis throughout 2000, which includes the $7,250,000 previously forwarded by Communications to the Issuer in 2000 (as evidenced by the January 31, 2000 Promissory Note, the March 9, 2000 Promissory Note, the March 17, 2000 Promissory Note, the April 14, 2000 Promissory Note and the May 16, 2000 Promissory Note (as defined below)). The remainder of the financial support may be in the form of debt or equity financing. To the extent that it is in the form of debt, it will not be callable prior to January 1, 2001.
Communications' commitment to fund the Issuer shall cease if Concept and Communications together no longer possess a majority of the equity or voting power of the Issuer as a result of the issuance of additional securities of the Issuer. In the event that the Issuer enters into a strategic partnership, Communications' commitment may be reduced up to the amount of the partner's investment, be it as debt or equity financing, into the Issuer. Communications also confirmed that the maturity date of all outstanding debt of the Issuer extended by Communications to the Issuer through 1999, in the aggregate principal amount of $63,997,292.01, is January 1, 2001. Communications shall receive minimum monthly interest payments of $55,000 from the Issuer, which it shall apply toward accruing interest arising from the terms of the promissory notes from the Issuer to Communications.

                  On March 28, 2000, Concept delivered to Grant Thornton LLC a letter (the "Concept March 2000 Thornton Letter") confirming that the maturity date for all previous debt owed by the Issuer to Concept, in the aggregate principal amount of $21,783,608.08, is January 1, 2001.

                  The foregoing descriptions of the Communications March 2000 Thornton Letter and the Concept March 2000 Thornton Letter are qualified in their entirety by the text of the Communications March 2000 Thornton Letter and the Concept March 2000 Thornton Letter, which are attached hereto as Exhibits
68.2 and 68.3, respectively, and are incorporated herein by reference.

                  On May 16, 2000, Communications loaned to the Issuer $1,250,000, and the Issuer delivered to Communications a promissory note in like amount (the "May 16, 2000 Promissory Note"). The May 16, 2000 Promissory Note is payable on January 1, 2001, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on May 16, 2000. The May 16, 2000 Promissory Note is secured under the terms of the Communications Security Agreement.

                  The foregoing description of the May 16, 2000 Promissory Note is qualified in its entirety by the text of the May 16, 2000 Promissory Note which is attached hereto as Exhibit 68.4 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 68.

Item 7.  Items to be Filed as Exhibits

Exhibit         Description

   68.1 Allonge No. 3 to Promissory Note, dated May 15, 2000, by and between Crown Communications Corporation and Atlantic Video, Inc.

   68.2         Letter   dated   March  22,   2000  from  Crown   Communications
                Corporation to Grant Thornton LLC.

   68.3 Letter dated March 28, 2000 from Concept Communications, Inc. to Grant Thornton LLC.

   68.4         Promissory  Note  dated  May  16,  2000  made  by The  Nostalgia
                Network,  Inc.  to  Crown  Communications   Corporation  in  the
                principal amount of $1,250,000

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  May 30, 2000


                        CONCEPT COMMUNICATIONS, INC.


                         By: /s/  Werner G. Seubert
                             ------------------------------------------
                             Werner G. Seubert, Vice President


                        CROWN COMMUNICATIONS CORPORATION

                         By: /s/  Werner G. Seubert
                             ------------------------------------------
                             Werner G. Seubert, Vice President

                        CROWN CAPITAL CORPORATION

                         By: /s/  Werner G. Seubert
                             ------------------------------------------
                             Werner G. Seubert, Vice President

                        NNI ACQUISITION CORPORATION

                         By: /s/  Werner G. Seubert
                             ------------------------------------------
                             Werner G. Seubert, Vice President

Exhibit Index

Exhibit        Description                                                                                  Page

68.1           Allonge No. 3 to Promissory Note, dated May 15, 2000, by and between Crown Communications    11
               Corporation and Atlantic Video, Inc.

68.2           Letter dated March 22, 2000 from Crown Communications Corporation to Grant Thornton LLC.     13

68.3           Letter dated March 28, 2000 from Concept Communications, Inc. to Grant Thornton LLC.         15

68.4           Promissory Noted dated May 16, 2000 made by The Nostalgia Network, Inc. to                   16
               Crown Communications Corporation in the principal amount of $1,250,000


                                                                    EXHIBIT 68.1

                        ALLONGE NO. 3 TO PROMISSORY NOTE

              THIS ALLONGE NO. 3 TO PROMISSORY NOTE is made this 15th day of May, 2000, to be attached to, modify, and be a part of that certain Promissory Note dated as of July 21, 1993, in the original principal amount of Fifteen Million Dollars ($15,000,000.00), made by CROWN COMMUNICATIONS CORPORATION, a Delaware corporation ("Maker"), payable to ATLANTIC VIDEO, INC., a Delaware corporation ("Holder"), modified by the Allonge to Promissory Note dated December 30, 1993 to increase the principal amount of the Promissory Note to up to Thirty-five Million Dollars ($35,000,000.00), and modified by the Allonge to Promissory Note dated January 15, 1998 for Ninety Six Million Dollars ($96,000,000.00) (together the "Promissory Note"), the terms and conditions of which Promissory Note are hereby modified and amended as follows:

              The principal sum of the Promissory Note shall be One Hundred Twenty-Six Million Dollars ($126,000,000.00), or so much thereof as from time to time shall be advanced and remain unpaid, together with all accrued interest on such advanced and unpaid balance, in accordance with the terms and provisions of the Promissory Note.

              The Maturity Date shall be:    "on demand".

              All other terms and conditions of the Promissory Note shall, except as herein or heretofore modified, remain in full force and effect and all rights, duties, obligations and responsibilities of the parties shall be governed and determined by the Promissory Note as the same has been modified by this Allonge No. 3 to Promissory Note.

              IN WITNESS WHEREOF, Maker has executed and delivered this Allonge to Promissory Note, and Holder has acknowledged and agreed to the terms hereof, on the date first above written.

                                            MAKER:

                                            CROWN COMMUNICATIONS CORPORATION,
                                            A Delaware corporation

                                            By: /s/ Nicholas Chiaia
                                                ----------------------------
                                                Nicholas Chiaia, Secretary

ACKNOWLEDGED AND AGREED TO:
HOLDER:

ATLANTIC VIDEO, INC.
A Delaware corporation

By:  /s/ Werner Seubert
     ----------------------
       Werner Seubert, CFO

                                                                    EXHIBIT 68.2

March 22, 2000


Mr. Tony Ricciardella
Grant Thornton LLC
2070 Chain Bridge Road #375
Vienna, Virginia 22182

Dear Mr. Ricciardella:

Crown Communications Corporation ("Crown") hereby represents that it has the ability and intends to provide financial support to the Nostalgia Network, Inc. ("Nostalgia") throughout the remainder of 2000. This financial support is intended to satisfy Nostalgia's operating expense needs to the extent not satisfied by cash flows from operations.

It is our understanding that you are relying upon the representations contained in this letter in forming your opinion on Nostalgia's financial statements regarding Nostalgia's ability to continue as a going concern. The financial commitments discussed herein are intended solely for the purpose of satisfying the "going concern" issue. Moreover, these commitments are not to be construed as an approved operating budget; nor shall they be relied upon by Nostalgia or third parties as a basis for extending credit. In addition, our continued willingness to provide such financial support is conditioned upon the advance approval by Nostalgia's Executive Committee of any original and acquired programming expenses.

Solely for the purpose of determining Nostalgia's ability to continue as a going concern, in connection with your audit of Nostalgia's 1999 financial statements, the financial support to be provided by Crown to Nostalgia during 2000 shall be a total of $15,000,000, which is to be given on an as-needed basis throughout 2000.

Crown's financial support may be in the form of debt or equity financing. Should such financing be in the form of debt, the principal amount of such debt will not be callable prior to January 1, 2001. Additionally, we hereby represent and confirm that the maturity date for all previous debt owed by Nostalgia to Crown in the aggregate principal amount of 63,997,292.01 shall be extended until January 1, 2001, subject to acceleration if an Event of Default occurs. As of today there has been no evidence of default, under the promissory note evidencing such indebtedness.

MR. TONY RICCIARDELLA

Grant Thornton LLC
March 22, 2000
Page Two

Crown's continued willingness to provide such financial support shall cease if, prior to December 31, 2000, as a result of issuance of Nostalgia securities, Crown and Concept Communications, Inc. together shall no longer possess a majority of the equity or voting power of Nostalgia. In the event that Nostalgia enters into a strategic partnership, Crown's commitment may be reduced up to the amount of the partner's investment, be it as debt or equity financing, into Nostalgia. As a condition of continued funding, any changes in the current programming expenditures shall be subject to Crown's approval.

Crown shall receive minimum monthly interest payments of $55,000 from Nostalgia. Said payments shall be applied toward accrued interest arising from the terms of the promissory notes from Nostalgia to Crown.

Very truly yours,

/s/ Dong Moon Joo
------------------
Dong Moon Joo
President

Cc:      Squire Rushnell
         Diane Fuller
         Frederick Newton
         Nicholas J. Chiaia

                                                                    EXHIBIT 68.3

March 28, 2000


Mr. Tony Ricciardella
Grant Thornton LLC
2070 Chain Bridge Road #375
Vienna, Virginia 22182

Dear Mr. Ricciardella:

We hereby represent and confirm that the maturity date for all previous debt owed by Nostalgia Network, Inc. to Concept Communications, Inc. in the aggregate principal amount of $21,783,608.08 shall be extended until January 1, 2001, subject to acceleration if an Event of Default occurs, as of today there has been no evidence of default, under the promissory note evidencing such indebtedness.

Very truly yours,

/s/ Dong Moon Joo
-------------------
Dong Moon Joo
President

Cc:      Squire Rushnell
         Diane Fuller
         Frederick Newton
         Nicholas J. Chiaia

                                                                    EXHIBIT 68.4

                                 PROMISSORY NOTE

$1,250,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2001                                     May 16, 2000

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million two hundred fifty thousand dollars ($1,250,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

     1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on May 16, 2000, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2001 (the "Maturity Date").

     2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

     3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

     4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

     5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

                  (c) The   occurrence   of   an  event  of  default  under  any
outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

                  (d) The   occurrence   of  an  event  of  default  under   any
outstanding promissory notes by Maker payable to Holder;

                  (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

                  (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12. Notices.

             (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:               The Nostalgia Network, Inc.
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  President

         If to Holder:              Crown Communications Corporation
                                    650 Massachusetts Avenue, N.W.
                                    Washington, D.C.  20001
                                    Attn:  General Counsel
         with a copy to:            Venable
                                    1615 L Street, N.W., Suite 400
                                    Washington, D.C.  20036
                                    Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.

         IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 16th day of May 2000.

                                    MAKER:

ATTEST:                             THE NOSTALGIA NETWORK, INC.,
                                      A Delaware corporation



/s/ Willard R. Nichols              By:     /s/ Willard R. Nichols
------------------------                    ----------------------
       Secretary                    Name:   Willard R. Nichols
                                    Title:  Vice President, General Counsel and
                                                   Secretary

[CORPORATE SEAL]